UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC. (Registrant)

Date: March 16, 2017	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS PROVIDES 1Q17 CONSOLIDATED FINANCIAL FORECAST

Hsinchu, Taiwan, March 16, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today provided its consolidated financial forecast for the first quarter of 2017 pursuant to a request from the Taiwan Stock Exchange. This is intended to provide additional information on the underlying financial forecast of the first quarter of 2017 guidance provided by the Company on March 9, 2017 and does not represent a change in that guidance.

Based on Taiwan’s applicable regulations, a publicly listed company is prohibited from providing any financial forecast or business guidance publicly if its sum total of the non-operating income and expenses on the consolidated (or individual) financial reports for the most recent four quarters accounts for more than 10 percent of the sum total of the profit before tax. Otherwise a company may be required to publish a simplified financial forecast for the period concerned. ChipMOS provided guidance for the first quarter of 2017 in its press release issued on March 9, 2017 as well as in the accompanying investor conference calls hosted by the Company. Given the Company’s non-operating income and expenses for the most recent four quarters are accounted for 18% of the profit before tax, the Taiwan Stock Exchange deemed it was necessary for the Company to publish a simplified financial forecast, as listed below.

ChipMOS TECHNOLOGIES INC. and Subsidiaries (the “Group”)

Summary Consolidated Financial Forecast for the First Quarter of 2017

I. Contents of important items:

(All figures in Thousands of New Taiwan Dollars)

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Revenue	4,667,128	4,293,757 ~ 4,480,442
Gross profit	961,573	687,001 ~ 896,088
Operating expenses	454,480	386,438 ~ 492,849
Operating profit	510,384	895,971 ~ 1,061,323
Profit before tax	687,401	560,514 ~ 660,554
Comprehensive income (Note 1)	543,346	1,998,026 ~ 2,274,166
Earnings per share (NT$) (Note 2)	0.72	2.69 ~ 3.00
Acquisition of major assets	964,011	1,181,917 ~ 1,255,025
Disposal of major assets	72,533	2,185,180 ~ 2,321,190

Note:
1.	Comprehensive income represents the comprehensive income attributable to equity holders of the Company (excluding non-controlling interests and predecessors’ interests under common control).
2.	Earnings per share represents the basic earnings per share attributable to equity holders of the Company.

II. Explanation regarding the summary of significant basic assumptions and the bases of estimates:

(All figures in Thousands of New Taiwan Dollars)

1. Consolidated revenue:

The Group’s forecasted revenue for the First Quarter of 2017 (“1Q17”) is primarily based on the Company’s business plan and reflects traditional seasonality and fewer working days in 1Q17 due to Chinese New Year closures. Consolidated revenue for 1Q17 is forecast to decline 4.0% ~ 8.0% as compared to the prior quarter. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Consolidated revenue	4,667,128	4,293,757 ~ 4,480,442
Increase/ Decrease % compared to the previous quarter	—	-8.0% ~ -4.0%

2. Consolidated cost of revenue:

The Group’s forecasted cost of revenue for 1Q17 is primarily based on the expected operating targets and historical experience. Consolidated cost of revenue for 1Q17 is expected to show a decline of 2.7% ~ 3.3%, as compared to the prior quarter. This forecast mainly correlates with the forecast sequential decline in revenue and partially offset by the increased accrual of employees’ bonuses based on the increased profit resulted from the recognition of the equity interest disposal gain on the subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”). Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Consolidated cost of revenue	3,705,555	3,584,354 ~ 3,606,756
Increase/ Decrease % compared to the previous quarter	—	-3.3% ~ -2.7%

3. Consolidated operating expenses:

The Group’s forecasted operating expenses for 1Q17 are primarily based on historical experience and the Company’s operating plan. Consolidated operating expenses for 1Q17 are forecasted to be in the range of down 15.0% to up 8.4% as compared to the prior quarter. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Consolidated operating expenses	454,480	386,438 ~ 492,849
Increase/ Decrease % compared to the previous quarter	—	-15.0% ~ 8.4%

4. Consolidated net other operating incomes and expenses:

The Group’s forecasted net other operating incomes and expenses for 1Q17 are primarily based on historical experience and the Company’s operating plan. Consolidated net other operating incomes and expenses for 1Q17 are forecasted to increase 17,992.0% ~ 19,896.4% as compared to the prior quarter. The forecasted increase in net other operating income is primarily due to income from insurance compensation for property, plant and equipment and the recognition of realized disposal gain on property, plant and equipment which was generated from previous inter-company transactions within the Group and reclassified to realized gain once the Group complete the equity interest disposal of the subsidiary, ChipMOS Shanghai. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Consolidated net other operating incomes and expenses	3,291	595,408 ~ 658,083
Increase/ Decrease % compared to the previous quarter	—	17,992.0% ~ 19,896.4%

5. Consolidated profit before tax:

The Group’s profit before tax for 1Q17 is forecasted to be in the range of 3.9% to 18.5% lower as compared to the prior quarter, which primarily reflects foreign exchange losses. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Consolidated profit before tax	687,401	560,514 ~ 660,554
Increase/ Decrease % compared to the previous quarter	—	-18.5% ~ -3.9%

6. Comprehensive income (attributable to equity holders of the Company):

The Group’s comprehensive income for 1Q17 is forecasted to increase in the range of 267.7% to 318.5% as compared to the prior quarter. The expected increase primarily comes from the gain of the equity interest disposal on the subsidiary, ChipMOS Shanghai. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Comprehensive income (attributed to equity holders of the Company)	543,346	1,998,026 ~ 2,274,166
Increase/ Decrease % compared to the previous quarter	—	267.7% ~ 318.5%

7. Acquisition or disposal of major assets:

(1) Acquisition of major assets

The Group’s acquisition of major assets in 1Q17 is expected to increase in the range of 22.6% to 30.2%, as compared to the prior quarter. This increase is primarily based on the purchase of equipment according to the business plan which was approved by the Board of Directors. The funding of major assets purchase in 1Q17 is expected from operating cash flows. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Property, plant and equipment	964,011	1,181,917 ~ 1,255,025
Increase/ Decrease % compared to the previous quarter	—	22.6% ~ 30.2%

(2) Disposal of major assets

The Group plans to dispose 54.98% of the equity interest in its subsidiary, ChipMOS Shanghai, in 1Q17. The forecast gain from such disposal is expected to be between NT$1,925,000 thousands and NT$2,070,000 thousands. Forecasted figures are provided in the following table:

	4Q16 (Unaudited Figures)	1Q17 (Unaudited Forecasted Figures)
Proceeds from disposal of property, plant and equipment	72,533	10,180 ~ 10,690
Proceeds from disposal of long-term equity investment accounted for using equity method	—	2,175,000 ~ 2,310,500
Total	72,533	2,185,180 ~ 2,321,190
Increase/ Decrease % compared to the previous quarter	—	2,912.7% ~ 3,100.2%

III. Explanation regarding the consistency of accounting policies adopted in consolidated financial forecasts and consolidated financial reports:

This consolidated financial forecast is an optimal estimation based on current financial and business plans of the Company’s management and the anticipation of the future business. The accounting policies adopted herein are consistent with consolidated financial reports.

IV. Statements of the Company may not completely achieve the consolidated financial forecast results as the consolidated financial forecasts are merely estimates:

The nature of this information reflects management’s best estimation. Since business events and the operating environment may vary from expectations, differences often arise between forecast and actual results that can be quite significant. Thus, this consolidated financial forecast may not be completely achieved in the future and investors are advised to reference the significant accounting policies and the summary of basic assumptions regarding the forecast details. Further, with respect to the Company’s forecast disposal of equity interest in the subsidiary, ChipMOS Shanghai, although all the necessary permissions and approvals of competent authorities have already been obtained, it nonetheless cannot be assured that this equity interest disposal transaction will be completely closed before the end of 1Q17 due to prevailing uncertainties, including but not limited to Mainland China’s foreign investment and currency policies. If it is confirmed that the contemplated equity interest disposal transaction is unable to close on the projected schedule, the Company shall make an announcement pursuant as required under applicable laws as soon as possible.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.